Richardson Electronics, Ltd. 10-Q

Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER FISCAL 2018 PROFIT
AND DECLARES QUARTERLY CASH DIVIDEND

Company Achieves Operating Income of $0.8 million in Q2

LaFox, IL, January 10, 2018: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its second quarter ended December 2, 2017. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Second Quarter Results

Net sales for the second quarter of fiscal 2018 increased 15.5% to $39.1 million compared to net sales of $33.8 million in the prior year’s second quarter. Sales increased $4.8 million for PMT and $1.3 million for Canvys. PMT sales were higher in power grid tubes, power conversion and RF and microwave components as well as specialty products sold into the semiconductor wafer fabrication capital equipment market. Sales increased for Canvys due to higher overall demand in Europe. Sales decreased for Richardson Healthcare by $0.8 million due to the sale of the PACS Display business at the end of fiscal 2017, partially offset by higher certified pre-owned CT Tube sales.

Gross margin increased to $13.4 million, or 34.2% of net sales during the second quarter of fiscal 2018, compared to $11.0 million, or 32.4% of net sales during the second quarter of fiscal 2017. Margin increased as a percent of net sales primarily due to a favorable product mix. Richardson Healthcare margin as a percent of net sales also increased due to the sale of its lower margin PACS Display business.

Operating expenses were $12.6 million for the second quarter of fiscal 2018 compared to $13.4 million in the second quarter of fiscal 2017. The second quarter of fiscal 2017 included $1.3 million in severance expense from a reduction in force. After excluding the severance expense from the second quarter of fiscal 2017, operating expenses increased due to higher research and development expenses for Richardson Healthcare and additional expenses relating to the increase in net sales. Operating expenses as a percent of sales decreased to 32.2% in the current quarter from 35.7% last year when excluding the severance expense from the second quarter of fiscal 2017.

As a result, the company reported $0.8 million of operating income for the second quarter of fiscal 2018 compared to an operating loss of $2.4 million in the prior year’s second quarter. Other expense for the second quarter of fiscal 2018, primarily a foreign exchange loss, was $0.1 million, compared to other income of $0.2 million, primarily a foreign exchange gain, for the second quarter of fiscal 2017.

        The income tax provision of $0.5 million during the second quarter of fiscal 2018 reflected a provision for foreign income taxes based on the current quarter’s geographical distribution of income, additional tax due from an audit in Germany and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. The tax provision of $0.3 million in the second quarter of fiscal 2017 included a provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

        Income from continuing operations for the second quarter of fiscal 2018 was $0.2 million, compared to a loss from continuing operations of $2.5 million in the second quarter of 2017. In addition, during the second quarter of fiscal 2018, the Company received an income tax refund from the State of Illinois, inclusive of interest and net of professional fees, of $1.5 million. This refund was a result of the conclusion of the Illinois amended return related to the sale of the RF, Wireless and Power Division (“RFPD”) in 2011 and was therefore, classified as income from discontinued operations.

As a result, net income for the second quarter of fiscal 2018 was $1.7 million compared to a net loss of $2.5 million in the second quarter of fiscal 2017.

FINANCIAL SUMMARY – SIX MONTHS ENDED DECEMBER 2, 2017

●	Net sales for the first six months of fiscal 2018 were $76.1 million, an increase of 13.2%, compared to net sales of $67.2 million during the first six months of fiscal 2017. Sales increased by $8.6 million for PMT and $2.4 million for Canvys. These increases were partially offset by a $2.1 million decrease for Richardson Healthcare, which was due to the divestiture of the PACS Display business at the end of fiscal 2017.
●	Gross margin increased to $25.5 million during the first six months of fiscal 2018, compared to $21.2 million during the first six months of fiscal 2017. In addition, as a percentage of net sales, gross margin increased to 33.5% of net sales during the first six months of fiscal 2018, compared to 31.6% of net sales during the first six months of fiscal 2017, mostly as a result of an improved product mix.
●	Operating expenses decreased to $24.9 million for the first six months of fiscal 2018, compared to $25.7 million for the first six months of fiscal 2017. The decrease was due to the $1.3 million in severance expense associated with the reduction in work force during the second quarter of fiscal 2017, partially offset by higher research and development expenses for Richardson Healthcare.
●	Operating income during the first six months of fiscal 2018 was $0.8 million, compared to an operating loss of $4.5 million during the first six months of fiscal 2017.
●	Other expense for the first six months of fiscal 2018, including foreign exchange, was $0.1 million, compared to other expense of $0.1 million for the first six months of fiscal 2017.
●	The income tax provision of $0.6 million during the first six months of fiscal 2018 reflected a provision for foreign income taxes, additional tax due from an audit in Germany and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. The tax provision of $0.8 million in the first six months of fiscal 2017 included a provision for foreign income taxes, additional tax due from an audit in France and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.
●	Income from continuing operations for the first six months of fiscal 2018 was $0.1 million, compared to a loss from continuing operations of $5.4 million in the first six months of 2017. In addition, during the second quarter of fiscal 2018, the Company received an income tax refund from the State of Illinois, inclusive of interest and net of professional fees, of $1.5 million. This refund was a result of the conclusion of the Illinois amended return related to the sale of RFPD in 2011 and was therefore, classified as income from discontinued operations.

●	Net income for the first six months of fiscal 2018 was $1.6 million, compared to a net loss of $5.4 million during the first six months of fiscal 2017.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on February 22, 2018, to common stockholders of record on February 9, 2018.

Cash and investments at the end of the second quarter of fiscal 2018 were $59.3 million compared to $61.4 million at the end of the first quarter of fiscal 2018 and $62.8 million at the end of the second quarter of fiscal 2017. During the second quarter of fiscal 2018, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases, nearly $20.0 million on acquisitions, approximately $21.8 million on dividends and $8.4 million on purchases of Richardson Healthcare equipment. Currently, there are 10.8 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“I am pleased to report an operating profit of $0.8 million for the second quarter of fiscal 2018 as compared to a $2.4 million operating loss in the second quarter of fiscal 2017,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “Our investments in our growth initiatives are beginning to pay off complemented by consistently strong power grid tube sales. PMT and Canvys experienced double-digit sales growth with improved gross margin over the prior year’s second quarter. In addition, after adjusting for the loss of sales from the divestiture of the PACS Display business, sales in Richardson Healthcare also increased. We made great strides in our new CT Tube development and backlog remains strong for both PMT and Canvys,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, January 11, 2018, at 9:00 a.m. CST, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter results for fiscal year 2018. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 419-5570 and enter passcode 65219458 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CST on January 12, 2018, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 64586305.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 31, 2017. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	December 2, 2017	May 27, 2017
Assets
Current assets:
Cash and cash equivalents	$54,453	$55,327
Accounts receivable, less allowance of $373 and $398, respectively	21,016	20,782
Inventories, net	48,059	42,749
Prepaid expenses and other assets	3,729	3,070
Investments - current	4,136	6,429
Total current assets	131,393	128,357
Non-current assets:
Property, plant and equipment, net	17,275	15,813
Goodwill	6,332	6,332
Intangible assets, net	3,231	3,441
Non-current deferred income taxes	1,069	1,102
Investments - non-current	686	2,419
Total non-current assets	28,593	29,107
Total assets	$159,986	$157,464
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,224	$15,933
Accrued liabilities	8,645	8,311
Total current liabilities	23,869	24,244
Non-current liabilities:
Non-current deferred income tax liabilities	158	158
Other non-current liabilities	903	735
Total non-current liabilities	1,061	893
Total liabilities	24,930	25,137
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,790 shares at December 2, 2017 and 10,712 shares at May 27, 2017	535	535
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,137 shares at December 2, 2017 and at May 27, 2017	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	59,745	59,436
Common stock in treasury, at cost, no shares at December 2, 2017 and at May 27, 2017	—	—
Retained earnings	69,368	69,333
Accumulated other comprehensive income	5,301	2,916
Total stockholders’ equity	135,056	132,327
Total liabilities and stockholders’ equity	$159,986	$157,464

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	December 2, 2017	November 26, 2016	December 2, 2017	November 26, 2016
Statements of Comprehensive Income (Loss)
Net sales	$39,082	$33,827	$76,077	$67,200
Cost of sales	25,708	22,863	50,555	45,996
Gross profit	13,374	10,964	25,522	21,204
Selling, general and administrative expenses	12,602	13,368	24,926	25,695
Gain on disposal of assets	—	—	(191)	—
Operating income (loss)	772	(2,404)	787	(4,491)
Other (income) expense:
Investment/interest income	(36)	(51)	(170)	(62)
Foreign exchange loss (gain)	115	(181)	316	97
Other, net	(11)	17	(15)	16
Total other expense (income)	68	(215)	131	51
Income (loss) from continuing operations before income taxes	704	(2,189)	656	(4,542)
Income tax provision	532	333	596	830
Income (loss) from continuing operations	172	(2,522)	60	(5,372)
Income from discontinued operations	1,496	—	1,496	—
Net income (loss)	1,668	(2,522)	1,556	(5,372)
Foreign currency translation gain (loss), net of tax	230	(2,623)	2,351	(2,244)
Fair value adjustments on investments gain	48	6	34	13
Comprehensive income (loss)	$1,946	$(5,139)	$3,941	$(7,603)
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$0.01	$(0.20)	$—	$(0.43)
Income from discontinued operations	0.12	—	0.12	—
Total net income (loss) per Common share - Basic	$0.13	$(0.20)	$0.12	$(0.43)
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$0.01	$(0.18)	$—	$(0.38)
Income from discontinued operations	0.11	—	0.11	—
Total net income (loss) per Class B common share - Basic	$0.12	$(0.18)	$0.11	$(0.38)
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$0.01	$(0.20)	$—	$(0.43)
Income from discontinued operations	0.12	—	0.12	—
Total net income (loss) per Common share – Diluted	$0.13	$(0.20)	$0.12	$(0.43)
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$0.01	$(0.18)	$—	$(0.38)
Income from discontinued operations	0.11	—	0.11	—
Total net income (loss) per Class B common share - Diluted	$0.12	$(0.18)	$0.11	$(0.38)
Weighted average number of shares:
Common shares – Basic	10,755	10,703	10,734	10,703
Class B common shares – Basic	2,137	2,141	2,137	2,141
Common shares – Diluted	10,789	10,703	10,764	10,703
Class B common shares – Diluted	2,137	2,141	2,137	2,141
Dividends per common share	$0.060	$0.060	$0.120	$0.120
Dividends per Class B common share	$0.054	$0.054	$0.108	$0.108

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Six Months Ended
	December 2, 2017	November 26, 2016	December 2, 2017	November 26, 2016
Operating activities:
Net income (loss)	$1,668	$(2,522)	$1,556	$(5,372)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	735	602	1,467	1,317
Inventory provisions	125	66	287	109
Loss (gain) on sale of investments	1	8	(24)	6
Gain on disposal of assets	—	—	(191)	—
Share-based compensation expense	208	176	309	279
Deferred income taxes	66	(151)	62	(309)
Change in assets and liabilities:
Accounts receivable	(1,735)	379	312	3,934
Income tax receivable	—	8	—	(5)
Inventories	(2,021)	1,115	(4,634)	1,483
Prepaid expenses and other assets	(357)	(1,082)	(615)	(1,041)
Accounts payable	1,757	(883)	(998)	(3,221)
Accrued liabilities	(517)	2,006	209	862
Other	264	13	(3)	18
Net cash provided by (used in) operating activities	194	(265)	(2,263)	(1,940)
Investing activities:
Capital expenditures	(1,720)	(1,235)	(2,735)	(3,299)
Proceeds from sale of assets	—	—	276	—
Proceeds from maturity of investments	4,177	2,117	8,177	3,582
Purchases of investments	(3,943)	(2,136)	(3,943)	(2,136)
Proceeds from sales of available-for-sale securities	114	59	265	147
Purchases of available-for-sale securities	(114)	(59)	(265)	(147)
Other	(2)	(3)	(5)	(6)
Net cash (used in) provided by investing activities	(1,488)	(1,257)	1,770	(1,859)
Financing activities:
Cash dividends paid	(763)	(757)	(1,521)	(1,515)
Net cash used in financing activities	(763)	(757)	(1,521)	(1,515)
Effect of exchange rate changes on cash and cash equivalents	81	(1,098)	1,140	(1,029)
Decrease in cash and cash equivalents	(1,976)	(3,377)	(874)	(6,343)
Cash and cash equivalents at beginning of period	56,429	57,488	55,327	60,454
Cash and cash equivalents at end of period	$54,453	$54,111	$54,453	$54,111

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Second Quarter and First Six Months of Fiscal 2018 and Fiscal 2017

($ in thousands)

By Strategic Business Unit:

Net Sales	Q2 FY 2018	Q2 FY 2017	% Change
PMT	$30,063	$25,229	19.2%
Canvys	6,707	5,439	23.3%
Healthcare	2,312	3,159	-26.8%
Total	$39,082	$33,827	15.5%

	YTD FY 2018	YTD FY 2017	% Change
PMT	$59,187	$50,610	16.9%
Canvys	12,472	10,059	24.0%
Healthcare	4,418	6,531	-32.4%
Total	$76,077	$67,200	13.2%

Gross Profit	Q2 FY 2018	% of Net Sales	Q2 FY 2017	% of Net Sales
PMT	$10,262	34.1%	$8,273	32.8%
Canvys	2,128	31.7%	1,543	28.4%
Healthcare	984	42.6%	1,148	36.3%
Total	$13,374	34.2%	$10,964	32.4%

Gross Profit	YTD FY 2018	% of Net Sales	YTD FY 2017	% of Net Sales
PMT	$19,836	33.5%	$15,728	31.1%
Canvys	3,674	29.5%	2,891	28.7%
Healthcare	2,012	45.5%	2,585	39.6%
Total	$25,522	33.5%	$21,204	31.6%